November 5, 2007

Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:           Vectren Corporation
Definitive 14A
Filed March 20, 2007
File No. 1-15467

Dear Ms. Quarles:

We have received your letter dated August 21, 2007 containing comments from your review of executive compensation and related disclosure in the Vectren Corporation definitive proxy statement filed on March 20, 2007.  We appreciate your review of the following responses to your comments.

Related Person Transactions, page 6

1.
Please disclose whether you have a separate policy for the review of related person transactions.  It does not appear that you included the policies and procedures in the corporate code of conduct that you discuss in this section.  State whether the policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(2) of Regulation S-K.  Also, provide the disclosure required by Item 404(b)(1) of Regulation S-K.

Response:  Vectren does not have a separate policy for the review of related party transactions.  However, Section IV(A)(1) of the Corporate Code of Conduct (Appendix G to the 2007 proxy statement which is posted on Vectren’s website at www.vectren.com) directs employees to maintain impartial relationships with and to avoid financial interests in, vendors, suppliers, contractors and customers.  Further, Section V(B) of the Corporate Code of Conduct requires employees owning or acquiring a financial interest of $25,000 or more or 5% ownership in vendors, suppliers or contractors who do business with or seek to do business with Vectren to report such relationships to their immediate supervisor.  If the supervisor determines that a conflict exists, the supervisor is required to contact the

Ms. Ellie Quarles

November 5, 2007

appropriate executive officer and Director of Auditing for resolution.  Section V(D) of the Corporate Code of Conduct requires the Director of Auditing to mail surveys with certificates of compliance to all directors, officers and key employees for completion and letters to Vectren’s major vendors, suppliers and contractors informing them of the Code’s provisions.

Section 2 of the Code of Ethics for the Board of Directors (Exhibit E to the Corporate Code of Conduct which is also posted on Vectren’s website at www.vectren.com) requires directors to promptly disclose to the Nominating and Corporate Governance Committee any situation that involves or may potentially involve a conflict of interest.  Section 2 of the Code of Ethics also provides for the Nominating and Corporate Governance Committee to review all relationships that exist between Vectren and any non-management director.

In connection with the preparation of its annual proxy statement and Form 10-K, Vectren distributes a director and officer questionnaire to its directors and executive officers to elicit information about, among other matters, related person transactions.  Data compiled from these questionnaires is reviewed by management, Vectren’s general counsel, Vectren’s Nominating and Corporate Governance committee of its Board of Directors and by the full Board.

Accordingly, we believe the disclosure under this section is appropriate.  However, in future filings we will reference the director and officer questionnaire and related review process.  We will also disclose that Vectren does not have a separate policy for the review of related person transactions, to the extent that continues to be the case.

Report of the Nominating and Corporate Governance Committee, page 10

2.	Please disclose whether you paid a fee to any third party or parties to identify two new directors. See Item 407(c)(2)(viii) of Regulation S-K.

Response:  Vectren did not pay any fees to third parties to identify the two new directors.

Executive Compensation and Other Information, page 20

3.
Please disclose the nature and scope of the compensation consultant’s assignment, the role of the compensation consultant in determining or recommending the amount or form of executive and director compensation and the material elements of the instructions or directions given to the compensation consultant.  See Item 407(e)(3)(iii) of Regulation S-K.  Please clarify the nature of the administrative duties that may be delegated to the

Ms. Ellie Quarles

November 5, 2007

chairman, president and chief executive officer and the human resources department.  See Item 407(e)(3)(i)(B) of Regulation S-K.

Response:  The scope of the consultant’s engagement is broadly defined as advising the Compensation and Benefits Committee on all executive compensation matters.  One of the primary functions of the consultant is to provide market data to the Committee concerning compensation of comparable companies in order to assist the Committee in determining whether the compensation system is a reasonable and appropriate means to achieve the business objectives of Vectren.  This disclosure is contained on pages 22-23 of the proxy statement and we continue to believe it is an accurate description in all material respects of the nature and scope of the consultant’s assignment, including the material elements of the instructions given.

The paragraph on page 22 of the Proxy Statement entitled “Role of Chief Executive Officers in Compensation Process” describes the duties delegated to the CEO.  In future filings we will make it clear that these are the administrative duties delegated to the CEO by the Committee.  Also, as noted on page 21 of the Proxy Statement, the Chief Executive Officer regularly attends Committee meetings in order to provide input as a representative of management.  At each meeting, the Committee goes into an executive session and excuses the Chief Executive Officer and any other members of management who may be present.

The HR Department is charged by the Committee with the task of executing the compensation plans and programs adopted by the Committee as well as implementing changes in compensation levels as directed by the Committee.  We will include this description in future filings.

4.
In this section, in your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006 to each named executive officer.  Please include an analysis of, among other things, any qualitative and individual performance factors used in determining compensation.  See Item 402(b)(2)(vii) of Regulation S-K.  For example, on page 21, you state that “[i]ndividual performance has a strong impact on the compensation of all employees.”  You also indicate on page 22 that you review “internal pay equity” to determine pay.  Please discuss whether you calculate pay based on a certain multiple of a specified employee’s compensation.  In your compensation discussion and analysis, discuss how the compensation and benefits committee measures these individual performance and other mentioned factors and how the committee’s consideration of these factors resulted in the amount of each compensation element paid to each officer.

Ms. Ellie Quarles

November 5, 2007

Response:  In the report of the Committee on page 21 of the Proxy Statement, there is a description of the processes followed by the Committee in arriving at, as well as the rationale for, the forms and levels of compensation for each named executive officer.  These processes include:  assessment of individual performance, assessment of company performance, benchmarking, and total compensation review.  The report also discusses that the Committee conducts an annual performance review of the CEO based on his or her achievement of the agreed upon objectives, contributions to the Company’s performance and other leadership accomplishments.  For the other named executives officers, the Committee receives a performance assessment from the CEO and exercises its judgment based on the Board’s interaction with the particular executive officer.  In future filings, we will also include this discussion in the Compensation Discussion and Analysis section and disclose that while the Committee does generally review internal pay equity, it does not adhere to any multiple of pay policy or maximum or minimum levels of compensation.

5.
Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay.  See Item 402(b)(1)(v) of Regulation S-K.  You indicate that the compensation and benefits committee reviews the various elements of compensation of each named executive officer using tally sheets.  Please analyze how the compensation and benefits committee uses the tally sheet information either to increase or decrease the amount of compensation to be paid to the named executive officers.

Response:  As discussed on page 24 of the Proxy Statement, the Committee determines compensation based on level of job responsibility, individual performance and company performance.  As employees progress to higher levels in the organization, the Committee believes that a greater proportion of their compensation should be linked to Company performance and shareholder returns since they are more able to affect Company results.

While the Committee does utilize tally sheets as part of its total compensation review for each executive officer, the Committee does not take any specific action based on a tally sheet.  In other words, the tally sheets do not drive the compensation determinations made by the Committee.  We will include this disclosure in future filings.

Compensation Discussion and Analysis, page 23

6.
We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Ellerbrook’s salary, non-equity

Ms. Ellie Quarles

November 5, 2007

incentive compensation and equity awards were significantly higher than amounts given to other named executive officers.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:  The report of the Committee indicates that the Committee conducts an annual performance review of the CEO based on his or her achievement of the agreed upon objectives, contributions to the Company’s performance and other leadership accomplishments.  For the other named executive officers, the Committee receives a performance assessment from the CEO and exercises its judgment based on the Board’s interaction with the particular executive officer.  As noted on page 24 of the Proxy Statement, compensation is based on the level of job responsibility, Company performance and individual performance.  In future filings, we will also disclose that as part of the benchmarking process the Committee reviews market information for Vectren’s peer group of energy related companies with respect to the levels of compensation for executive positions similar to those held by our named executive officers.  As also discussed on page 24, market comparability is an important factor in determining the amount of compensation awarded to the individual named executive officers.  For example, if this continues to be the case, we will disclose that market data reflects that the CEO’s of our peer companies are paid more than other executive officers.

Employment and Termination Benefits Agreements, page 35

7.
Please describe and explain in the compensation discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response:  As disclosed on page 36 of the proxy statement, the purpose of change in control related payments and benefits is to maximize the executive’s ability to focus his or her efforts on implementing a transaction determined by the Board to be in the best interest of the shareholders.  The disclosure also indicates that based on information provided by the Committee’s compensation consultant, the Committee determined that these benefits, including the various multiples of components of compensation, were at the low end of the market measure for such payments and benefits.  The Committee regularly reviews the Company’s change in control and severance arrangements and uses peer group data to determine whether these arrangements are consistent with prevailing market practices.  We will revise our future disclosure on this topic to include a specific reference to the multiples.

Ms. Ellie Quarles

November 5, 2007

2006 Nonqualified Deferred Compensation Table, page 37

8.	Please consider disclosing the measures for calculating plan earnings, quantifying the earnings measures applicable during the last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Response:  The earnings measures are market based and do not include any above market earnings.  In future filings, we will disclose that the earnings measures used for calculating plan earnings are market-based.

Potential Payments Upon Termination or Change-in-Control, page 37

9.	You have not defined key terms such as “cause,” “good reason” or “change-in-control” as defined under the agreements you have described. Please define the terms throughout this section.

Response:  We will provide plain English definitions of these terms in future filings.

Finally, in connection with Vectren’s response to your comments, as requested, Vectren acknowledges that:

•	Vectren is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	Vectren may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have additional comments, please contact me at (812) 491-4202 or rchristian@vectren.com.

Respectfully,

By: __/s/ Ronald E. Christian_____________
         Ronald E. Christian
                 Executive Vice President, Chief Administrative Officer
                 General Counsel and Secretary